EXHIBIT 99.1

Annual General Meeting

The Registrant hereby announces that  at the Annual General Meeting of shareholders held today, October 7, 2014, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on September 2, 2014, were adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.
To ratify and approve the entry of the Company into a Directors and Officers insurance policy, and the renewals thereof for additional periods not exceeding a total of five (5) additional years, under the terms set forth in the Proxy Statement, including in respect of the order of payment. The insurance shall provide coverage for the Directors and Officers of the Company (excluding its controlling shareholder and its Chief Executive Officer), currently serving and as may serve from time to time;

3.
To approve the service of Mr. Yitzhak Nissan as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for up to three years, as described in the Proxy Statement;

4.	To elect Mr. Gad Dovev as an external director for a three-year term;

5.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's independent auditors, for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders;

For additional details please refer to the proxy statement filed under Form 6-K on September 2, 2014.